August 10, 2018

Mr. John Stickel

Ms. Anne Parker

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Tenaya Group Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed July 5, 2018

File No. 333-225261

Dear Mr. Stickel and Ms. Parker:

Tenaya Group Inc. submits this letter to you in response to your letter of August 1, 2018, which sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 1 to Form S-1 filed July 5, 2018

Prospectus Summary, page 1

1.

You disclose that you are “currently developing several series and films within the popular crime genre as well as the self-sustaining technologies.”  We note that on your website you discuss only two productions underway, both marijuana-related:  “Wolves of Weed” and “Weed Court.”  Please revise your disclosure to clarify whether you are focused on the marijuana industry and tell us how these are productions are related to “self-sustaining technologies.”

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we amended the filing to clarify that we are currently developing two productions, “Wolves of Weed” and “Weed Court.”  We addressed your comment that the Company is focused on the marijuana industry by revising to state the following: “Management believes that documentaries and televisions style series that explore the legalization of marijuana and the social consequences to its use are currently in high demand”.

2.

We further note your disclosure that your “long-term goal is to create partnerships with the brands the Company promotes.” Please revise to clarify what brands you promote or intend to promote and the nature of these brands or parties with whom to intend to create partnerships.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we deleted all discussion related to creating partnerships with brands the Company intends to promote.  The Company deleted this discussion because we currently do not have any brands or parties with whom we intend to create partnerships.

We have suffered operation losses since inception and we may not be able to achieve profitability, page 3

3.

We note that you include parentheses around your accumulated deficit as of December 31, 2017, but not as of March 31, 2018. As parentheses usually signify negative numbers and no parentheses signify positive numbers, please confirm and revise for consistency.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we removed the parenthesis from the December 31, 2017 accumulated deficit figure.

The Company does not have sufficient funds to meet its requirements for the next 12 months, page 4

4.

Please disclose here the amount of cash you have on hand as of a recent date and provide an estimate of the amount of money needed to accomplish your goals over the next 12- months.  Also disclose here and on page 25 the estimated amount of fees and expenses that the company has agreed to bear in connection with the registration of the shares for the selling stockholder.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have amended the filing to include cash on hand as of March 31, 2018 and the addition funds we will need to accomplish our goals over the next 12-months.  We asked the reader to please reference section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed estimate of the funds.  In addition, we disclosed the amount of funds we incurred in connection with the registration of the shares for the selling shareholders.

There are substantial doubts about our ability to continue as a going concern, page 4

5.

You disclose in this risk factor that you plan to attempt to raise additional equity capital by selling shares in this offering.  However, this does not appear consistent with your disclosure elsewhere in your filing that securities are being sold by selling shareholders only and that there will be no proceeds to the company from this offering.  Please revise to address this discrepancy

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we removed the discrepancy referencing any plan to raise additional equity capital by selling shares in this offering.

There are significant potential conflicts of interest, page 7

6.

Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.  Please also discuss the amount of time that each executive officer intends to dedicate to your business.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have amended the filing to identify and discuss the outside business activities of our executive officers.  We do not believe there is any outside conflicts as both Mr. Booth and Mr. Shefsky intent to quit their current jobs as the business of Tenaya Group grows.  We also discussed the amount of time that each executive officer intends to dedicate to our business.

Business Strategy, page 11

7.

We note your reference here and in the Prospectus Summary to various TV series, films, and podcasts, such as Dope Opera, Wolves of Weed, El Americano, and George Jung Pod Cast, however, it is unclear from your disclosure if these are productions you hope to undertake or if they reference examples of productions from other companies that you wish to emulate.  Please revise to clarify.  Also, if these are your planned projects, briefly provide some background as to each, as well as the timing and costs involved in commencing and completing such productions.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms we amended the filing and limited our planned productions to “Wolves of “Weed and “Weed Court.”  We provided an estimate of the timing and costs involved in commencing and completing such productions.

Employees, page 11

8.

Please reconcile your disclosure here that you have one employee with your disclosure on pages 8 and 8 that identify two executive officers.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have amended the filing to disclose that we have two employees.

Security Ownership of Certain Beneficial Owners and Management, page 12

9.

We note your disclosure here and on page 10 that as of July 5, 2018 you had 44 shareholders of record.  However, we note this offering is registering shares on behalf of 44 shareholders, but that neither Kevin Booth or Jordan Shefsky are identified as selling shareholders.  Please revise to clarify or advise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we corrected the amended the filing to disclose that we have 46 shareholders.

Management’s Discussion and Analysis, page 13

10.

We note disclosure on page 14 that the Company intends to commence production of documentary and/or feature films and intends to produce quality films at or under budget. We further note your statements that production costs will be incurred principally with outside contractors, that costs incurred for outside contractors will be paid entirely by you and that the Company will not receive revenue from the studio until after the film is delivered.  Please provide an estimate of the amount of funds you will need to commence production, pay outside contractors and deliver a film.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have amended the filing and limited our planned productions to “Wolves of “Weed and “Weed Court.”  We provided an estimate of the amount of funds we will need to commence production, pay outside contractors and deliver the projects.

11.

Please briefly identify what OTT and DTC networks are when the terms are first used.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we eliminated the OTT and DTC Networks from our planned operations.

12.

Please provide estimates of the amounts of funds needed at each milestone stage that you have identified on pages 15 and 16.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we amended the filing to include funds needed at each milestone stage that we identified.

Certain Relationships and Related Transactions, and Director Independence, page 20

13.

We note your disclosure on page 12 that Kevin Booth provides you the office space free of charge.  Please disclose your rent arrangement in this section.  Also, if the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.  For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.  Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Booth. Please also file as an exhibit your Employment Agreement with Mr. Booth, as disclosed on page 12, and any other material agreements as required by Item 601.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have amended the filing to include a discussion of the rent arrangement with Mr. Booth.  There are no additional terms to the rental arrangement beyond the discussion and therefore we do not believe we are required to file as an exhibit under Item 601(b)(10) of Regulation S-K.  The Company did file Kevin Booth’s Employment Agreement as Exhibit 10.1.

Description of Registrant’s Securities to be Registered, page 21

14.

It appears that the table presenting information regarding the selling stockholders is meant to disclose that each selling stockholder owns less than 1% before the offering, but the table includes the greater than symbol for each in that column.  Please revise to clarify or advise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we corrected the symbol error to correctly disclose that each selling stockholder owns less than 1% before the offering.

Plan of Distribution, page 25

15.

We note your statement that sales by selling shareholders of their shares of your common stock registered hereby must be made at the fixed price of $0.05 “until the prices of our common stock are quoted on the OTC Pink.”   Please delete the quoted language, as we do not consider the OTC Pink an existing market that would allow selling shareholders to make at-the-market offerings that satisfy Item 501(b)(3).  Please also revise accordingly your statement that “When prices for our common stock are quoted on the OTC Pink, the shares of our common stock registered hereby may be sold or distributed from time to time by the selling shareholders…at market prices prevailing at the time of sale, at prices related to such prevailing market prices.”

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we amended the filing to remove the quoted language referenced in the comment and we revised the remainder of the discussion for consistency.

Signatures, page II-41

16.

Please revise the second signature section to have your principal executive officer, principal financial officer and principal accounting officer sign your registration statement in their individual capacities.  Refer to the Instructions to Form S-1

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we revised the second signature section to include the signature of our principal executive officer, principal financial officer and principal accounting officer.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Kevin Booth

President

Tenaya Group Inc.